SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PROCERA NETWORKS, INC.

(Name of Subject Company (Issuer))

KDR ACQUISITION, INC.

KDR HOLDING, INC.

(Name of Filing Persons (Offerors))

FRANCISCO PARTNERS IV, L.P.

FRANCISCO PARTNERS IV-A, L.P.

(Names of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

74269U203

(CUSIP Number of Class of Securities)

Andrew Kowal

KDR Acquisition, Inc.

KDR Holding, Inc.

c/o Francisco Partners

One Letterman Drive

Building C—Suite 410

San Francisco, CA 94129

(415) 418-9200

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Michael J. Kennedy

Jeffrey C. Wolf

Shearman & Sterling LLP

Four Embarcadero Center, Suite 3800

San Francisco, CA 94111

(415) 616-1100

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$240,880,690	$27,990

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Procera Networks, Inc. (“Procera”), at a purchase price of $11.50 per Share, net to the seller in cash, without interest thereon and subject to deduction for any withholding taxes. The underlying value of the transaction was calculated based on the sum of: (i) 20,788,385 issued and outstanding Shares (including 85,000 unvested restricted stock awards), multiplied by $11.50 per Share; (ii) 241,679 Shares underlying outstanding options with an exercise price that is less than $11.50 per Share which are vested or scheduled to vest prior to the outside date of the offer, multiplied by $5.33 per Share (which is equal to the difference between $11.50 and $6.17, which is the weighted average exercise price of such options that have an exercise price that is less than $11.50 per Share); and (iii) 45,749 Shares subject to outstanding restricted stock units which are scheduled to vest prior to the outside date of the offer, multiplied by $11.50 per Share. The calculation of the filing fee is based on information provided by Procera as of April 19, 2015.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	☒ Not applicable	Filing party:	☒ Not applicable
Form or Registration No.:	☒ Not applicable	Date filed:	☒ Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO (as may be amended, this “Schedule TO”) relates to the tender offer by KDR Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of KDR Holding, Inc., a Delaware corporation (“Parent”), for all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Procera Networks, Inc., a Delaware corporation (“Procera”), at a price of $11.50 per Share, net to the seller in cash, without interest thereon and subject to deduction for any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase for Cash dated May 6, 2015 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All of the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name of the subject company is Procera Networks, Inc. Its principal executive offices are located at 47448 Fremont Boulevard, Fremont, California 94538. Procera’s telephone number is (510) 230-2777.

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all of the issued and outstanding Shares. As of April 19, 2015, based on information provided by Procera, there were (i) 20,788,385 Shares issued and outstanding (including 85,000 unvested restricted stock awards), (ii) 1,674,902 Shares issuable upon the exercise of outstanding stock options to purchase Shares, and (iii) 430,750 Shares subject to outstanding unvested restricted stock units. The information set forth in the Offer to Purchase under the caption INTRODUCTION and under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I to the Offer to Purchase.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Procera”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Procera”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Procera”) is incorporated herein by reference.

(c) (1)–(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Procera”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Procera”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 15 (“Certain Conditions to the Offer”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)

(b) Securities Transactions. None.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 18 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Procera”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Procera”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 6, 2015

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Notice of Guaranteed Delivery

(a)(1)(F)	Summary Advertisement as published in the New York Times on May 6, 2015

(a)(2)	Press Release issued by Procera Networks, Inc. and Francisco Partners dated April 22, 2015 (incorporated by reference to Exhibit 99.1 to Procera Networks, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 22, 2015)

(b)	None

(d)(1)	Agreement and Plan of Merger, dated as of April 21, 2015, by and among KDR Holding, Inc., KDR Acquisition, Inc. and Procera Networks, Inc. (incorporated by reference to Exhibit 2.1 to Procera Networks, Inc.’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on May 6, 2015)

(d)(2)	Confidentiality Agreement, dated September 29, 2014, by and between Procera Networks, Inc. and Francisco Partners III, L.P.

(d)(3)	Equity Commitment Letter, dated April 21, 2015, by and among Francisco Partners IV, L.P., Francisco Partners IV-A, L.P. and KDR Holding, Inc.

(d)(4)	Limited Guarantee, dated as of April 21, 2015, by and among Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P., in favor of Procera Networks, Inc.

(g)	None

(h)	None

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

KDR ACQUISITION, INC.
By:	/s/ Andrew Kowal

Name:	Andrew Kowal

Title:	President

KDR HOLDING, INC.

By:	/s/ Andrew Kowal

Name:	Andrew Kowal

Title:	President

FRANCISCO PARTNERS IV, L.P.

By:	FRANCISCO PARTNERS GP IV, L.P.

Its:	General Partner

By:	FRANCISCO PARTNERS GP IV MANAGEMENT LIMITED

Its:	General Partner

By:	/s/ Andrew Kowal

Name:	Andrew Kowal

Title:	Managing Director

FRANCISCO PARTNERS IV-A, L.P.

By:	FRANCISCO PARTNERS GP IV, L.P.

Its:	General Partner

By:	FRANCISCO PARTNERS GP IV MANAGEMENT LIMITED

Its:	General Partner

By:	/s/ Andrew Kowal

Name:	Andrew Kowal

Title:	Managing Director

Date: May 6, 2015

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 6, 2015

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Notice of Guaranteed Delivery

(a)(1)(F)	Summary Advertisement as published in the New York Times on May 6, 2015

(a)(2)	Press Release issued by Procera Networks, Inc. and Francisco Partners dated April 22, 2015 (incorporated by reference to Exhibit 99.1 to Procera Networks, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 22, 2015)

(b)	None

(d)(1)	Agreement and Plan of Merger, dated as of April 21, 2015, by and among KDR Holding, Inc., KDR Acquisition, Inc. and Procera Networks, Inc. (incorporated by reference to Exhibit 2.1 to Procera Networks, Inc.’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on May 6, 2015)

(d)(2)	Confidentiality Agreement, dated September 29, 2014, by and between Procera Networks, Inc. and Francisco Partners III, L.P.

(d)(3)	Equity Commitment Letter, dated April 21, 2015, by and among Francisco Partners IV, L.P., Francisco Partners IV-A, L.P. and KDR Holding, Inc.

(d)(4)	Limited Guarantee, dated as of April 21, 2015, by and among Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P., in favor of Procera Networks, Inc.

(g)	None

(h)	None